April 3, 2019

Michael Castagna
Chief Executive Officer
MannKind Corporation
30930 Russell Ranch Road, Suite 300
Westlake Village, CA 91362

       Re: MannKind Corporation
           Registration Statement on Form S-3
           Filed March 29, 2019
           File No. 333-230633

Dear Dr. Castagna:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Carlos Ramirez, Esq.